Rexnord Holdings, Inc.

4701 West Greenfield Avenue

Milwaukee, WI 53214

October 16, 2009

BY EDGAR & FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Attention: Ms. Peggy Fisher, Assistant Director

Re:	Rexnord Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-152397)

Dear Ms. Fisher:

Rexnord Holdings, Inc. (the “Company”), hereby respectfully requests that the Company’s Registration Statement on Form S-1 (Registration No. 333-152397), and all exhibits thereto, be withdrawn effective immediately pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended. The Company’s request is based on the fact that the Company has decided not to proceed with the offering at this time. The Registration Statement was never declared effective and no securities of the Company were sold in connection with the offering

Very truly yours, REXNORD HOLDINGS, INC.

By:	/s/ Patricia Whaley
Patricia Whaley Vice President and General Counsel